Exhibit 99.5

JDS Uniphase Corporation

Stock Option Exchange – Basic Information

September 25, 2009

Proposed Stock Option Exchange Program

Basic Information

•	The option exchange program has not yet commenced. With stockholder approval, we will have until November 2010 to begin the exchange program.

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At this time, no employee action is required. If the stockholders approve the exchange program and the Board of Directors determines to move forward with the exchange program, eligible employees will receive detailed information about the exchange program. More information will be provided to you to make a decision that is right for you. Once the exchange begins, you will have 20 business days to decide whether to participate.

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Options Eligible for Exchange: We have proposed exchanging options with exercise prices that are equal to or higher than the highest per share trading price of our stock in the 52 weeks prior to the start of the exchange. The Board of Directors may, at its discretion, set the threshold for eligible options higher than such 52 week high per share trading price. Basically, this means that the eligible options will be determined when and if we set a date, which would be shortly before we begin the exchange.

•	Options granted within 12 months prior to the start of the exchange will not be eligible.

•	Persons excluded from participation in the Stock Exchange Program:

¡	Named Executive Officers for 2009 — this is a specifically defined term for SEC reporting purposes, and our current NEOs are listed in the Proxy Statement

¡	Members of the JDSU Board of Directors

¡	Former employees who still hold options

¡	Employees of our subsidiaries located outside of the United States where the company determines the exchange program is not feasible to offer due to legal, regulatory or tax implications

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In Canada and potentially in other foreign countries, an option-for-RSU exchange may be subject to potentially adverse tax consequences. In such cases, the company may, at its discretion, grant a lesser number of options, rather than Restricted Stock Units (RSUs), in exchange for surrendered options.

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In certain instances where the company determines that offering RSUs or new options would provide minimal retentive value, would be overly burdensome to implement or administer or would not provide a meaningful benefit, it may provide for a cash payment in exchange for the surrendered options. In such case, the cash payment will have a value which is approximately equal as of the grant or payment date (as applicable) to the value of the surrendered options.

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The actual exchange ratio between options and RSUs or new options will depend on, among other things, JDSU’s share price at the time the exchange begins and the exercise price of the eligible options, and therefore may be different than the sample exchange ratios shown in the proxy statement filed by the Company with the U.S. Securities and Exchange Commission, which are for illustrative purposes only. Those sample ratios utilize the Black-Sholes option pricing model and are based on several assumptions, including having an $11.90 per share price at the start of the exchange.

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We currently believe (based upon the most recent data available) that approximately 70% of all of our currently outstanding options are underwater and that approximately 50% of our currently outstanding stock options might be eligible for exchange in the Exchange Program.

•	Following the exchange, the RSUs and new options would vest on the first anniversary of their grant date.

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Outside of the U.S., an option exchange may be subject to local regulations that will result in differences in how the exchange is executed. Whenever possible and practical, we will follow a consistent approach in all countries. We will strive to do what makes the most sense for employees and the company. Eligible employees outside the United States will receive information about their local plan at the appropriate time.

Key legal disclosure

The option exchange described in this communication has not yet commenced. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the option exchange. Persons who are eligible to participate in the option exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange.

In connection with the proposal to be voted on by the Company’s stockholders to approve the option exchange program discussed in this communication, the Company has filed a definitive proxy statement with the SEC and intends to file other relevant materials with the SEC, as appropriate. Our stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the option exchange because they will contain important information about the proposal to be voted on by stockholders with respect to the option exchange.

Our stockholders and option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by the Company with the SEC by directing a written request to: JDS Uniphase Corporation, 430 North McCarthy Boulevard, Milpitas, California 95035, Attention: Investor Relations.